Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2021 First Quarter Results

•	First quarter total revenue of $1.15 billion increased from $0.92 billion in Q1 2020
•	First quarter operating income from continuing operations of $101.7 million increased from $87.3 million in Q1 2020
•	First quarter diluted EPS from continuing operations of $0.70 up from $0.65 in Q1 2020, while adjusted diluted EPS[1] of $0.77 increased from $0.61
•	First quarter net cash from continuing operating activities of $155.2 million increased from $137.2 million in Q1 2020

Montreal, Quebec, April 27, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the first quarter ended March 31, 2021. All amounts are shown in U.S. dollars.

“During a quarter that marked the one-year anniversary of both our listing on the New York Stock exchange and the pandemic outbreak across North America, TFI International produced strong year-over-year results, including a 17% increase in operating income and a 26% increase in adjusted diluted EPS,” said Alain Bédard, Chairman, President and Chief Executive Officer.  “Our growth across these measures along with our expansion of cash flow, is all the more remarkable considering DSU and transactional expenses incurred, reflecting the tireless efforts of our team and our strategic moves to preserve growth opportunities during an unprecedented year.  As we gain perspective on the events of 2020, it is increasingly clear that TFI International has emerged even stronger, through our relentless focus on the fundamentals, now combined with our transformative upcoming acquisition of UPS Freight.  As a company, we are exceptionally well positioned to capitalize on the ongoing economic recovery to generate strong cash flow that we can put toward strategically expanding our business in our quest to create further shareholder value.”

Financial highlights	Quarters ended March 31
(in millions of U.S. dollars, except per share data)	2021	2020*
Total revenue	1,148.8	924.5
Revenue before fuel surcharge	1,059.1	829.1
Adjusted EBITDA[1]	176.2	149.1
Operating income from continuing operations	101.7	87.3
Net cash from continuing operating activities	155.2	137.2
Adjusted net income[1]	73.6	52.6
Adjusted EPS - diluted[1] ($)	0.77	0.61
Net income from continuing operations	66.9	55.8
EPS from continuing operations - diluted ($)	0.70	0.65
Weighted average number of shares ('000s)	93,382	84,658
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Earnings Press Release

FIRST QUARTER RESULTS

Total revenue of $1.15 billion was up 24% and, net of fuel surcharge, revenue of $1.06 billion was up 28% compared to the prior year period.

Operating income from continuing operations grew 17% to $101.7 million from $87.3 million the prior year period, primarily driven by business acquisitions, strong execution across the organization, increased quality of revenue, an asset-right approach, cost efficiencies, and Canadian Emergency Wage Subsidy contributions of $6.5 million. This growth was achieved despite a $8.4 million loss recognized on the mark-to-market of the deferred share units (“DSUs”), as compared to a $3.8 million gain in Q1 2020, and a bargain purchase gain of $4.0 million in Q1 2020 recorded in the Logistics segment.

Net income from continuing operations grew 20% to $66.9 million from $55.8 million the prior year period, and net income from continuing operations of $0.70 per diluted share was up relative to $0.65 the prior year period.  Adjusted net income, a non-IFRS measure, was $73.6 million, or $0.77 per diluted share, up 40% from $52.6 million, or $0.61 per diluted share, the prior year period.

Total revenue grew 23% for Package and Courier, 5% for Truckload and 87% for Logistics, and declined 3% for Less-Than-Truckload, relative to the prior year period.  Operating income was higher across all segments in Q1 in comparison to the prior year.

Corporate operating loss of $17.8 million increased from $2.9 million in Q1 2020.Corporate costs included an $8.4 million loss ($0.07 per share) related to the mark-to-market of the Company’s cash settled DSUs, as the Company’s stock price increased from $51.58 to $74.74 in the quarter, as compared to a $3.8 million gain ($0.03 per share) in Q1 2020, as well as approximately $1.0 million in transaction expenses related to the upcoming acquisition of UPS Freight.

SEGMENTED RESULTS
(in million of U.S. dollars)	Quarters ended March 31
	2021		2020*
	$		$
Revenue[1]
Package and Courier	131.5		104.1
Less-Than-Truckload	131.6		134.3
Truckload	424.6		397.5
Logistics	378.4		200.1
Eliminations	(7.0)		(6.9)
	1,059.1		829.1
	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	18.3	13.9%	11.6	11.1%
Less-Than-Truckload	22.1	16.8%	13.1	9.7%
Truckload	50.0	11.8%	46.4	11.7%
Logistics	29.1	7.7%	19.2	9.6%
Corporate	(17.8)		(2.9)
	101.7	9.6%	87.3	10.5%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Earnings Press Release

CASH FLOW

Net cash from continuing operating activities was $155.2 million during Q1 compared to $137.2 million the prior year period. The 13% increase was due to stronger operating performance, favorable contributions from working capital of recently acquired companies, and contributions from business acquisitions net of an unfavorable contribution from additional tax payments of $31.5 million driven by an increase in 2020 operating results. The Company returned $67.4 million to shareholders during the quarter, of which $21.3 million was through dividends and $46.1 million was through share repurchases.

On March 15, 2021, the Board of Directors of TFI International declared a quarterly dividend of $0.23 per outstanding common share payable on April 15, 2021, representing an increase over the $0.19 quarterly dividend declared in Q1 2020.

CONFERENCE CALL

TFI International will host a conference call on Wednesday, April 28, 2021 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, May 12, 2021, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 4780937.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

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Earnings Press Release

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2021 Q1 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Quarters ended March 31
(unaudited, in millions of U.S. dollars)	2021	2020*
Net income from continuing operations	66.9	55.8
Net finance costs	14.4	14.3
Income tax expense	20.4	17.2
Depreciation of property and equipment	41.2	42.6
Depreciation of right-of-use assets	22.8	19.2
Amortization of intangible assets	14.4	11.7
Bargain purchase gain	-	(4.0)
Loss on sale of land and buildings	-	0.0
Gain on sale of assets held for sale	(3.9)	(7.6)
Adjusted EBITDA	176.2	149.1
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Earnings Press Release

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, and loss from discontinued operations. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Quarters ended March 31
(unaudited, in millions of U.S. dollars, except per share data)	2021	2020*
Net income for the period	66.9	55.8
Amortization of intangible assets related to business acquisitions, net of tax	9.9	7.9
Net change in fair value and accretion expense of contingent considerations, net of tax	0.2	0.0
Net change in fair value of derivatives, net of tax	-	0.4
Net foreign exchange gain, net of tax	(0.0)	(0.9)
Bargain purchase gain	-	(4.0)
Gain on sale of land and buildings and assets held for sale, net of tax	(3.3)	(6.6)
Adjusted net income	73.6	52.6
Adjusted earnings per share - basic	0.79	0.62
Adjusted earnings per share - diluted	0.77	0.61
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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